Exhibit 3

Amendments to the FPL Group, Inc. Bylaws

February 15, 2008

The bylaws are amended by:

(i) deleting the third sentence of the second paragraph of Article II, Section 2 and replacing it with the following:

"No person who shall have attained the age of 72 years by the date of election shall be eligible for election as a director of the Corporation, provided, however, that the board of directors is authorized, in circumstances it deems appropriate and by unanimous approval of all of the directors then in office (except the director whose qualification is the subject of the action), to render a director then in office (the "Affected Director") eligible for election as a director of the Corporation until either the date of election next following the Affected Director's 73rd birthday or the date of election next following the Affected Director's 74th birthday, and no director who shall have attained the age of 70 years by the date of election shall be eligible for election as chairman of the board of directors; provided, however, that these limitations shall not be applied in a manner which would cause the involuntary retirement of an employee of the Corporation."

(ii) deleting Article I, Section 8 and replacing it with the following:

"Section 8. Inspectors of Election. Prior to each meeting of shareholders, the board of directors shall appoint not less than one nor more than five inspectors of election who shall have such duties and perform such functions in connection with the meeting as shall be determined by the board of directors."

(iii) deleting the second sentence of Article II, Section 7 and replacing it with the following:

"Notice of the time and place of special meetings of the board of directors shall be given to each director either by personal delivery, e-mail, facsimile, reputable overnight delivery service, telegram, cablegram, or by telephone at least two days prior to the meeting."